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                        [Letterhead of Van Eck Global]


                                                         January 15, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

                                  Re: VAN ECK FUNDS -
                                      Withdrawal of Post-Effective Amendments
                                      File Nos. 2-97596 and 811-4297
                                  -------------------------------------------

Ladies and Gentlemen:

        Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "1933 Act"), Van Eck Funds (the "Registrant") hereby requests the withdrawal of Post-Effective Amendment No. 41 to its Registration Statement, which was filed with the Commission on May 1, 1996 in order to create three new series of the Registrant to be named Asia Select Financial Services Portfolio, Asia Select Property Portfolio and Asia Select Utilities Portfolio (collectively, the "Asia Select Portfolios").

        Also pursuant to Rule 477 under the 1933 Act, the Registrant requests the withdrawal of the following Post-Effective Amendments to the Registrant's Registration Statement, which were filed as delaying amendments to Post-Effective Amendment No. 41: Post-Effective Amendment No. 43, filed on June 7, 1996, Post-Effective Amendment No. 45, filed on August 20, 1996 and Post-Effective Amendment No. 47, filed on November 1, 1996.

        Recent marketing research of the performance of the Asian markets, as well as that of U.S. equity markets, indicates that the timing of the Portfolios may not be appropriate now. While management is evaluating this data, it has no immediate plans of marketing the Asia Select Portfolios. Therefore, instead of using staff time on the Portfolios, we are requesting withdrawal of the above-enumerated Post-Effective Amendments.

        Further communications regarding this withdrawal request may be directed to the undersigned at (212) 293-2031 or to Susan Grant at (212) 293-2141.

                                                Very truly yours,

                                                /s/ Thaddeus Leszczynski
                                                -------------------------------
                                                Thaddeus Leszczynski
                                                Secretary



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